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                                                      Filed by ONI Systems Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                              Subject Company: ONI Systems Corp.
                                                    Commission File No.: 0-30633


This filing relates to a written communication concerning the pending merger of CIENA Corporation and ONI Systems Corp. On March 18, 2002, ONI Systems Corp. released a press release concerning ONI's first quarter outlook, the content of the release follows.

              ONI SYSTEMS PROVIDES UPDATE ON FIRST QUARTER OUTLOOK

SAN JOSE, CALIF; - MARCH 18, 2002 - ONI Systems Corp. (NASDAQ: ONIS), a leading provider of optical telecommunications systems for metropolitan access, core and regional markets, today revised its financial outlook for the first quarter of fiscal year 2002.

ONI believes that the industry-wide decline in capital expenditures by telecommunications carriers has impacted its revenue expectations for the first quarter of 2002. As a result, ONI expects revenues in the range of $18 to $24 million for the first quarter which will end on March 31, 2002.

Net loss for the quarter will be adversely impacted by the decline in revenue and the impact of lower volumes on gross margin. Pro forma results, excluding deferred stock compensation and amortization of intangibles, are expected to be in the range of a loss of $(0.24) to $(0.27) per diluted share. On a GAAP basis, the net loss for the first quarter is expected to be $(0.28) to $(0.31) per diluted share.

Hugh Martin, chairman, president and CEO of ONI Systems, stated, "Telecom carriers continue to cut capital expenditures to a level that has created a major downturn in business for the telecom equipment market. For us, several customers fell short of our expectation for orders in the quarter. We are clearly not alone in this difficult period. This is an industry-wide phenomenon and we remain confident that our products offer one of the only solutions for carriers to expand their systems into true next generation technology. We believe that we are well positioned as the market returns."

ONI also stated that the proposed merger with CIENA is moving forward as planned. The transaction is subject to various conditions including approval of the stockholders of both CIENA and ONI, approval by appropriate government agencies and other customary closing conditions. A registration statement on Form S-4 that will contain a joint proxy statement/prospectus with respect to the transaction is expected to be filed shortly. The companies continue to expect that the transaction will close during the second or third calendar quarter of 2002.

According to Gary Smith, CEO and president of CIENA, "The winners in the industry will be those that can manage through this downturn and continue to deliver innovative, leading-edge solutions that provide more competitive economics for the carriers' business. We believe the combination of best-of-breed companies such as ONI and CIENA will forge a new leader, ideally positioned for the next evolution of the telecom equipment market."

PRO FORMA RESULTS

ONI provides pro forma results solely as supplemental financial information to help investors make meaningful comparisons of ONI's operating results from one period to another. We believe that these pro forma results are helpful because they exclude non-cash charges that are not reflective of ONI Systems operating results for the period presented. This pro forma information is not prepared in accordance with generally accepted accounting principles ("GAAP") and should not be considered a substitute for historical information presented in accordance with GAAP. The pro forma results exclude amortization of deferred stock compensation of approximately $4.7 million and amortization of intangibles of approximately $1.5 million for the quarter ending March 31, 2002.

WEB CAST OF FIRST QUARTER OUTLOOK CONFERENCE CALL

A webcast of our First Quarter Outlook Conference Call will be held today, March 18, 2002, at 1:30 p.m. Pacific/4:30 p.m. Eastern time. Interested parties can access a live Internet Web Cast of the call through ONI Systems' Web site at www.oni.com. Please access the Web site at least 15 minutes prior to the start of the call to download and install
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any necessary audio software. An archived audio of the call will be available for approximately one week after the call through ONI Systems' Web site at www.oni.com.

ABOUT ONI SYSTEMS

ONI Systems (NASDAQ: ONIS) develops, markets and sells optical networking equipment specifically designed to address bandwidth and service limitations of regional and metropolitan networks. Our products allow communication service providers to rapidly build high-capacity metro networks that are flexible, scalable and able to support multiple services on a single platform. ONI's headquarters is located at 5965 Silver Creek Valley Road, San Jose, CA 95138. For additional information about ONI and its products, visit the company Web site at www.oni.com.


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ONI Systems, ONI, the ONI logo, ONLINE, OPTX, OLMP and ONWAVE are trademarks or registered trademarks of ONI Systems Corp. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by this section. These forward looking statements include, but are not limited to, statements by Hugh Martin, statements regarding expected revenue, and financial performance, other statements regarding our future business and opportunities contained in this press release and statements regarding the proposed merger with CIENA. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, but are not limited to, our limited operating history which makes forecasting our future revenue and operating results difficult, unfavorable economic and market conditions which could cause our existing and potential customers to delay or forgo purchases of our products, our ability to develop and to achieve market acceptance of new products, our dependence on a small number of customers and our ability to add additional customers. In addition, there are risks and uncertainties associated with the proposed merger with CIENA, including the risk that the merger will not be completed, the expected benefits from the merger will not be achieved and the uncertainty created by the announcement of the merger will negatively affect our customers' purchasing decisions. These and other risks and uncertainties are described in ONI Systems' filings with the Securities and Exchange Commission, including ONI Systems' most recent reports on Form 10-K and Form 10-Q and other documents on file with the SEC. All forward-looking statements are based on information we have available today and we assume no obligation to update such statements. ONI, its directors, executive officers and certain other members of management and employees may be soliciting proxies from ONI stockholders. CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from CIENA stockholders.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT - PROSPECTUS RELATING TO THE FOREGOING TRANSACTION THAT CIENA EXPECTS TO FILE WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT - PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY CIENA AND ONI MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC'S WEB SITE, www.sec.gov. THE PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA OR ONI. REQUESTS TO CIENA MAY BE DIRECTED TO CIENA, 1201 WINTERSON RD., LINTHICUM, MD, 21090-2205, ATTENTION: INVESTOR RELATIONS. REQUESTS TO ONI MAY BE DIRECTED TO 5965 SILVER CREEK VALLEY ROAD, SAN JOSE, CA 95138, ATTENTION:
INVESTOR RELATIONS


FOR MORE INFORMATION CONTACT:

Jackie Cossmon
ONI Systems
Investor Relations
408-571-4050
IR@oni.com